CONTROL PERSON IDENTIFICATION

Stephens Investment Management Group LLC is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).   Stephens Investments Holdings LLC, Warren A. Stephens Trust UID 9/30/87, and Warren A. Stephens, are parent holding companies or control persons of Stephens Investment Management Group LLC in accordance with Rule 13d-1(b)(1)(ii)(G).